UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 18, 2022, Aptorum Group, Inc. (the “Company”) disclosed that it received a deficiency letter from the Nasdaq Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that its ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1) (“Rule 5450(a)(1)”). We are filing this Current Report on Form 6-K to disclose that Nasdaq informed the Company that has regained compliance with Rule 5450(a)(1) and the matter is closed.

On February 8, 2023, the Company received a deficiency letter from Nasdaq notifying the Company that the Company does not meet the minimum Market Value of Publicly Held Shares (“MVPHS”) of $5,000,000 for the previous 30 consecutive business days. The Nasdaq deficiency letter has no immediate effect on the listing of the Company’s Class A Ordinary Shares, and its Class A Ordinary Shares will continue to trade on The Nasdaq Global Market under the symbol “APM” at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been given 180 calendar days, or until August 7, 2023, to regain compliance with Rule 5450(b)(1)(C). If at any time before August 7, 2023, the MVPHS closes at $5,000,000 or more for a minimum of ten consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance and the matter will be closed.

If the Company does not regain compliance with Rule 5450(b)(1)(C) by August 7, 2023, the Company will receive written notification that its securities are subject to delisting and the Company may appeal the delisting determination to a Hearing’s Panel. Alternatively, the Company may consider applying to transfer the Class A Ordinary Shares to The Nasdaq Capital Market. The Company intends to remain on the Nasdaq Global Market and will actively monitor its MVPHS and will consider available options to resolve the deficiency and regain compliance with Rule 5450(b)(1)(C).

On February 10, 2023, the Company issued a press release regarding the deficiency. A copy of the press release is attached hereto as Exhibit 99.1.

Neither this report nor the exhibits constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: February 10, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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